UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

FIRST CHOICE HEALTH NETWORK, INC.
(Name of Issuer)

FIRST CHOICE HEALTH NETWORK, INC.
(Name of Person(s) Filing Statement)

Class A Common Stock, $1.00 Par Value Per Share
(Title of Class of Securities)

Not applicable
(Cusip Number of Class of Securities)

Gary R. Gannaway
President and Chief Executive Officer
First Choice Health Network, Inc.
600 University Street, Suite 1400
Seattle, Washington 98101
(206) 292-8255
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

Mary Ann Frantz
Miller Nash LLP
111 S.W. Fifth Avenue, Suite 3400
Portland, Oregon 97204
(503) 224-5858

This statement is filed in connection with (check the appropriate box):

a.	|_| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	|_| The filing of a registration statement under the Securities Act of 1933.

c.	|X| A tender offer.

d.	|_| None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|

Check the following box if the filing is a final amendment reporting the results of the transaction: |X|

INTRODUCTION

This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Final Amendment”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by First Choice Health Network, Inc. (the “Company”). The Company has completed its offer to purchase for cash (the “Offer”) shares of the Company’s Class A Common Stock, $1.00 par value per share (the “Shares” or “Class A Common Stock”), held by shareholders as of the close of business on September 22, 2005 (the “Record Date”). This Final Amendment amends the Schedule 13E-3 filed by the Company with the SEC on September 30, 2005, as amended on November 10, 2005, November 28, 2005, and December 14, 2005. All information below should be read in conjunction with the information contained or incorporated by reference in the Schedule 13E-3, as previously amended. This Final Amendment is filed pursuant to Rule 13e-3(d)(3) promulgated under the Exchange Act to report the completion of the Offer and the purchase of 201 Shares thereunder as of December 22, 2005.

The Offer was an “odd-lot tender offer” pursuant to Rule 13e-4(h)(5) under the Exchange Act, because no holder of Class A Common Stock owns more than 99 Shares. In addition, the Offer was a “Rule 13e-3 transaction” as defined in Rule 13e-3(a)(3) under the Exchange Act.

ITEM 4: TERMS OF THE TRANSACTION.

Item 4 is hereby amended and supplemented by adding the following:

        On December 21, 2005, the Offer period expired. The Company accepted for purchase in the Offer 201 Shares for a cash payment of $3,787 per Share.

ITEM 6: PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Item 6 is hereby amended and supplemented by adding the following:

The 201 Shares tendered and accepted by the Company for purchase in the Offer have been cancelled and returned to the authorized but unissued capital stock of the Company. The Company has filed with the SEC a notice of termination of the registration of its Class A Common Stock under the Exchange Act; consequently, the Company’s obligation to file reports under the Exchange Act has been suspended as of the date hereof.

ITEM 7: PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

The information included in Item 6 above is incorporated herein by reference.

ITEM 10: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 10 is hereby amended and supplemented by adding the following:

Upon completion of the Offer, the Company accepted for purchase 201 Shares for a total purchase price of $761,187. The Company’s fees and expenses in connection with the Offer were approximately as follows:

Legal fees Printing and mailing SEC filing fees Miscellaneous Total estimated expenses	$25,000 8,000 152 898 $34,000

All amounts paid in connection with the Offer were made from available working capital.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

FIRST CHOICE HEALTH NETWORK, INC.
By: /s/ Gary R. Gannaway
Name: Gary R. Gannaway
Title: President and Chief Executive Officer

Dated: December 22, 2005